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ERISA BOND

Bond No: BB8655

In consideration of an agreed premium, Contractors Bonding and Insurance Company, a corporation organized under the laws of the State of Washington and duly authorized to transact business as Surety (“Surety”) in the State(s) of

California

And GTREX CAPITAL, INC.

(“Principal”) hereby obligate themselves under the terms and conditions herein to

GTREX CAPITAL, INC.

(“Plan”).

Nothing herein shall bestow any rights of any nature on any person other than the Plan. Surety agrees to indemnify the Plan against direct pecuniary loss which the Plan suffers when such loss arises from any fraudulent or dishonest act, as hereinafter defined, of a Plan Official, as hereafter defined, directly or through the connivance with others, and committed during the term of the bond, as hereafter defined, provided, however, that the aggregate amount of such indemnity shall be limited to

Seventy Five Thousand and 00/100 Dollars---------------------------- ( $75,000.00 )  for

the fraudulent or dishonest act of any Plan Official.

THE FOREGOING AGREEMENT IS SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

TERM OF BOND:

Section 1.

The term of this bond begins on the 14th day of February 2006, and terminates at 12:00 o’clock midnight Pacific standard time on the 14th day of February 2009, unless the bond is earlier cancelled.

DISCOVERY:

Section 2.

Loss is covered under this bond only if arising from fraudulent or dishonest acts (as hereinafter defined) which are actually discovered by the Plan within one year after the earlier of (a) termination of this bond as provided in Section 1 or in any riders altering the term of the bond or (b) cancellation of this bond.

DEFINITION OF EMPLOYEE:

Section 3.

The word Employee or Employees as used herein shall be deemed to mean, respectively, one or more of the natural persons (except directors or trustees of the Principal or the Plan who are not also Employees thereof in some other capacity) while in the full time permanent service of the Principal or the Plan in the ordinary course of the Principal’s or the Plan’s business during the effective period of this bond and who is/are compensated solely by the Principal or the Plan by salary or wages and over whom the Principal or the Plan has the right to govern and direct in the performance of such service and who is/are engaged in such service in any of the states of the United States of America; but, such terms do not mean brokers, factors, commission merchants, consignees, contractors, or other agents or representatives of the same or similar general character.

DEFINITION OF PLAN OFFICIAL:

Section 4.

Plan Official means one who or which is both: (1) the Principal, any employee of Principal, any director of Principal, or any natural person who is a trustee, manager, administrator, officer or Employee of the Plan, and (2) a fiduciary (as defined pursuant to the Employment Retirement Income Security Act of 1974 (“ERISA”), as it now appears or may hereafter be amended, and the regulations adopted consistent with ERISA) of the Plan or a person who handles funds or other property of the Plan; and is required to be bonded pursuant to the provisions of ERISA.

FRAUDULENT OR DISHONEST ACTS:

Section 5.

A fraudulent or dishonest act shall be determined pursuant to the provisions of Chapter XXV of Title 29 of the Code of Federal Regulations (50 FR 26705) as it now appears or may hereafter be amended.

NON-ACCUMULATION OF LIABILITY:

Section 6.

Regardless of the number of the years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Surety under this bond shall not be cumulative in amounts from year to year or from period to period. In no event shall Surety’s aggregate liability to the Plan exceed the amount stated above per Plan Official, whether by reason of fraudulent or dishonest act(s) of the Plan Official, interest, attorney’s fees or any other reason whatsoever.

LIMIT OF LIABILITY UNDER THIS BOND AND ANY PRIOR BOND:

Section 7.

In the event that any loss or losses sustained by the Plan and covered under the conditions of this bond are also covered in whole or in part under other bonds or policies issued by Surety, or other bonds or policies issued to or for the Plan by any other person or entity, the total liability of Surety under this bond or under any other such bond or policy issued by Surety, shall not exceed in the aggregate, the lesser of (a) the amount of this bond available as set forth above or the amount available to the Plan under such other bonds or policies issued by Surety, as limited by the terms and conditions thereof, if such latter amount to be the larger; or (b) that portion of the amount of this bond available as set forth above, or that portion of such other bonds or policies issued by Surety and available to the Plan, as limited by the terms and conditions thereof, if such latter portion be larger, computed pro rata with the amount available to the plan under any bond or policy issued to or for the Plan by any person or entity other than Surety.

SALVAGE:

Section 8.

If the Plan shall sustain any loss or losses covered by this bond which exceed the amount of coverage provided by this bond, the Plan shall be entitled to all recoveries (except from Suretyship, insurance, reinsurance, security, or indemnity taken by or for the benefit of the Surety by whomsoever made) on account of such loss or losses until the Plan has been fully reimbursed for such excess, plus the actual cost of effecting the same; and any remainder and all other amounts shall be applied to the reimbursement of the Surety. The surety’s right of subrogation to the Plan’s rights against any Plan Official shall not be inferior to the Plan’s remaining rights, if any, against any such Plan official.

CANCELLATIONS AS TO FUTURE ACTS OF PLAN OFFICIAL:

Section 9.

This bond shall be deemed cancelled as to any future acts of any Plan Official immediately upon discovery by the Plan of any possible fraudulent or dishonest act on the part of any such Plan Official. For purposes of this Section 9, discovery shall include that time at which the Plan in the exercise of reasonable care, should have discovered such possible fraudulent or dishonest act. For purposes of this Section 9, the Plan shall include Plan Officials.

CANCELLATION AS TO BOND IN ITS ENTIRETY:

Section 10.

This bond shall be deemed cancelled as to any Plan Official or in its entirety at 12:00 midnight, Pacific Standard Time, upon the effective date specified in a written notice served by the Surety upon the Plan or sent to the Plan by first class United States Mail to the last address supplied to the Surety in its files. Such date shall be not less than ten (10) days after such service, or if sent by mail, not less than fifteen (15) days from the date of mailing. The mailing by Surety of notice as aforesaid to the Plan shall be conclusive proof of receipt of notice. In the event of cancellation Surety shall have no obligation after the effective date of cancellation except for claims made in accordance with Section 12.

PRIOR FRAUD, DISHONESTY OR CANCELLATION:

Section 11.

The Plan hereby warrants that no Plan Official has committed any fraudulent or dishonest act in the service of the Plan or otherwise. In the absence of prior written agreement by Surety, Surety shall have no liability whatsoever if any Plan Official, prior to the issuance of this bond, committed and fraudulent or dishonest act of which the Plan had, or in the exercise of reasonable care should have had, knowledge. For purpose of the Section 11, the Plan shall include Plan Officials. If prior to the issuance of this bond, any bond or insurance issued in favor of the Plan or any predecessor in interest of the Plan covering any Plan Official shall have been cancelled to any Plan Official by reason of (a) the discovery of any fraudulent or dishonest act on the part of any such Plan Official or (b) the giving of written notice of cancellation as to any such Plan Official by any such Surety or insurer, whether Surety or not, and if any such Plan Official shall not have been reinstated under the coverage of any such bond or insurance, the Surety shall not be liable under this bond.

LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS:

Section 12.

At the earliest practical moment, and in no event more than fifteen (15) days after discovery by the Plan, or within said time period after the Plan should have made discovery in the exercise of reasonable care, of any possible fraudulent or dishonest act on the part of any such Plan Official, the plan shall give Surety written notice thereof at Surety’s home office in Seattle, Washington. Within four months after such discovery the Plan shall file Surety affirmative proof of loss, itemized and duly sworn to, and shall upon request of surety render every assistance, not pecuniary, to facilitate the investigation and adjustment of any loss. No suit to recover on account of loss under this bond shall be brought before the expiration of two months from the filing of proof as aforesaid on account of such loss, nor after the expiration of twelve (12) months from the discovery as aforesaid of the fraudulent or dishonest act causing such loss.

LIMITATIONS

Section 13.

If any limitation in this bond for cancellation, termination, giving notice, filing claim or bringing suit is prohibited or made void by any law or decision controlling construction of this bond, such limitations shall be deemed to be amended so as to be equal to the minimum limitation permitted by law.

SIGNATURES:

Signed, Sealed and Dated:     February 15, 2006

CONTRACTORS BONDING AND INSURANCE COMPANY

By:/s/ Wesley B. Hong

Attorney-in-Fact

Wesley B. Hong

PRINCIPAL: GTREX CAPITAL, INC.

By:  /s/ Kenneth C. Wiedrich

Chief Financial officer/Secretary    Kenneth C. Wiedrich